Filed by Coty Inc.

Commission File No. 001-35964

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coty Inc.

Commission File No. 001-35964

The following is the text of the presentation that is being made to investors in connection with the business combination transaction between Coty Inc. and Galleria Co., a subsidiary of The Procter & Gamble Company.

Creating a New Global Leader and Challenger in Beauty

Investor Presentation September 2016

C O T Y

FASTER. FURTHER. FREER.

DISCLAIMER

Forward-Looking Statements

Certain statements in this presentation are forward-looking statements. These forward-looking statements reflect Coty Inc.’s ( “Coty’s”) current views with respect to its financial performance following the completion of the transaction with The Procter & Gamble Company (“P&G”). These forward-looking statements are generally identified by words or phrases, such as “anticipate,” “expect,” “should,” “would,” “could,” “intend,” “plan,” “project,” “seek,” “believe,” “will,” “opportunity,” “potential,” and similar words or phrases. Actual results may differ materially from the results predicted due to risks and uncertainties, including inaccuracies in our assumptions in evaluating the transaction, difficulties in integrating P&G’s Fine Fragrance, Color Cosmetics, Salon Professional and Hair Color business and a portion of its Hair Styling businesses (“P&G Beauty Brands”) into Coty and other difficulties in achieving the expected benefits of the transaction. All statements in this communication, other than those relating to historical information or current conditions, are forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of Coty, which could cause actual results to differ materially from such statements.

Risks and uncertainties relating to the proposed transaction with P&G include, but are not limited to: uncertainties as to the timing of the transaction; the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated, including certain licensor consents; competitive responses to the transaction; litigation relating to the transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the ability of Coty to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; the ability of Coty to promptly and effectively integrate P&G Beauty Brands and Coty; the effects of the business combination of Coty and P&G Beauty Brands, including the combined company’s future financial condition, operating results, strategy and plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. More information about potential risks and uncertainties that could affect Coty’s business and financial results is included under “Risk Factors” in Coty’s Registration Statement on Form S-4 filed initially on April 22, 2016, as amended, and under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Coty’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016, and other periodic reports Coty has filed and may file with the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Coty undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Non-GAAP Financial Measures

In this presentation, Coty presents bridged revenues, Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA, Adjusted Operating Income, Adjusted Earnings per Share, non-transferred costs, and certain pro forma financial measures, which are non-GAAP financial measures that we believe better enable management and investors to analyze and compare the underlying business results from period to period. Adjusted and pro forma metrics exclude nonrecurring items, purchase price accounting related amortization, acquisition-related costs, private company share-based compensation, restructuring costs and certain other information as noted within this presentation. These non-GAAP financial measures should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

Definitions and Notes

Fiscal year represents Coty’s fiscal year ended June 30. Unless otherwise specified, beauty industry revenues and Coty and P&G Beauty Brands industry rankings are based on Euromonitor International Ltd. 2015 calendar year data and represent worldwide retail sales in the key beauty categories in which Coty and P&G Beauty Brands compete: fragrances, color cosmetics, retail hair color, salon hair color and styling, and skin & body care (skin & body care includes skin care, bath & shower products, deodorants and suncare). “Divested Brands” refers to beauty brands divested by P&G prior to the transaction, including Rochas, Laura Biagiotti, Naomi Campbell, Puma, and Giorgio Beverly Hills. “Excluded Brands” refers to the Dolce & Gabbana and Christina Aguilera fragrance licenses, which will not be transferring to Coty as part of the transaction. “Fully diluted shares” means shares outstanding as well as all outstanding equity grants and is not necessarily calculated in accordance with GAAP.

C O T Y

DISCLAIMER

Important Notices and Additional Information

In connection with the proposed transaction, Coty and Galleria Co., a subsidiary of P&G that holds certain specified assets and liabilities relating to P&G Beauty Brands, have each filed registration statements with the SEC registering shares of Coty’s Class A common stock (“common stock”) and Galleria Co.‘s common stock. Coty has also filed a definitive information statement on Schedule 14C with the SEC relating to the proposed transaction.

P&G shareholders are urged to read the prospectus that is included in the registration statements and any other relevant documents, including the Tender Offer Statement on Schedule TO, and Company shareholders are urged to read the information statement and any other relevant documents, because they will contain important information about Coty, P&G Beauty Brands and the proposed transaction.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling +1-212-389-7300.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the above described transactions, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

C O T Y

Coty Investment Highlights

1 2 3 4 5Coty Investment HighlightsBeauty is a Very Attractive Industry with Strong Growth, Margins, and Cash Flow Generation

The Merger Creates a Pure-Play New Challenger in Beauty with ~$9.0B in Net Revenues

[GRAPHIC APPEARS HERE]COTYCOTYMerger Synergies Expected to Materially Enhance Coty’s Strong Margins and Cash Flow Generation

[GRAPHIC APPEARS HERE]The New Coty is Well-Positioned to Drive Organic Growth and Participate in Other Acquisition Opportunities

[GRAPHIC APPEARS HERE]A Strong Management Team with Relevant Experience and Heavily Invested in Coty

C O T Y

Transaction Overview

The transaction is structured as an exchange offer followed by a merger, with an expected closing date of early October:

Tendering P&G shareholders will exchange their P&G shares to ultimately receive shares of New Coty 1

Coty to assume ~$1,8Bn of P&G Beauty Brands debt upon close, pending adjustments related to working capital and other contractual items

P&G shareholders whose shares are tendered and accepted will own ~54% of the combined company on a fully diluted basis

410MM shares will be issued as part of the transaction

746MM basic shares outstanding for the New Coty, consisting of a single class of common stock

If the exchange offer is consummated but not fully subscribed, P&G will distribute remaining shares to its shareholders on a pro-rata basis (which will automatically convert into Coty shares upon consummation of the merger)

If the exchange offer is oversubscribed, the exchange will be subject to proration

P&G is offering Coty shares at a 7% discount to their 3-day volume weighted average price (VWAP) on September 23, 26, and 27th, but subject to an exchange ratio not greater than 3.9033

Notes:

(1) “New Coty” refers to the combination of existing Coty, annualized Hypermarcas Beauty Business revenues and acquired P&G Beauty Brands

COTY

1

BOTTEGA VENETA

BENEFITS OF THE P&G BEAUTY TRANSACTION

Coty’s Ambition in Beauty

Strive to become over time a Global Industry Leader by being a Clear Challenger in Beauty, delighting our consumers and creating long term shareholder value.

COTY

Beauty is One of the Most Attractive Consumer Categories

...With Strong Fundamentals1 Beauty1 is a Large Consumer Industry...

$ Billions

$301$287 Historically recession resistant

Low private label penetration

Growing ahead of other consumer categories:

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Anticipated global beauty market growth of 3-4%

Rest of World NorthAmerica Coty “exposed market growth” of 1-2%

Average gross margins of over 60% across most key beauty players, with potential for translation into very strong operating margins 2

High cash flow generation

Source: 2015 Based on Euromonitor data Notes:

(1) Euromonitor 2015 Beauty Industry retail sales in the following categories; Fragrances, Mass Color Cosmetics, Deodorants, Bath & Shower products, Skin Care, Sun Care, Hair Colorants, Hair Styling Agents, Salon Hair Care, and Sets & Kits; Nielsen, Kline, and company estimates

(2) Based on FY15 reported gross margins for Coty, L’Oreal, Estee Lauder, Revlon, and Shiseido

7% 21%$275 $263 $250 $237 $226 $218 $209 $197$187 Europe 27% Asia Pacific 32% Latin America 13%

C O T Y

Creation of a $9.0Bn Leader and Challenger in Beauty

Global Beauty (1) FY16 Net Sales ($Bn)

New Coty is expected to be:

Source: Based on company information, Nielsen and Euromonitor data, and estimates Pure Play Beauty PlayerPure Play Beauty Player#1 in Fragrances #2 in Salon Hair #3 in Color Cosmetics L’oreal estee lauder new coty AVON shseido beiersdorf P&G Beauty Brands 3 LVMH KAO P&G Amorepacific Henkel

Pure play Beauty Player Non pure play Beauty player Skin care Focused Players in Beauty

Notes:

(1) Global Beauty defined as Fragrances, Color, Skin, Retail Hair Coloring & Styling, Salon Hair

(2) Coty reflects pro forma for annualized Hypermarcas Beauty Business revenues

(3) “P&G Beauty Brands” excludes the Excluded Brands and the Divested Brands

(4) Pro Forma for pending acquisition of Elizabeth Arden, expected to close by the end of 2016

COTY

Stronger & More Diversified Presence in Countries, Categories and Channels

FY2016 Revenue by Business

Coty ($4.6Bn)1 - By GeographyCoty ($4.6Bn)1 - By Channel New Coty ($9.0Bn) 2 - By Geography

ALMEA($1.4Bn)4 North America ($1.4Bn)NorthAmerica($2.9Bn)ALMEA ($2.3Bn) 4ALMEA ($2.3Bn) 431% 31% 31% 38% r31%31%41% 38%rEurope ($3.8Bn)3 Europe ($1.8Bn)3

Almea North America ALMEA Europe ($3.8Bn)6coty professional Beauty Coty luxury

Coty consumer Beauty ($4.4Bn) 5 ($2.9Bn) ($2.3Bn)4 ($1.6Bn)7 ($3.0Bn)6 ($2.4Bn)5 ($0.3Bn)7 ($1.4Bn) ($1.4Bn)4

($1.9Bn) 6 ($1.8Bn) 3 ($1.8Bn)3

($2.4Bn)5

31% 5% 38% 42% 26% 32% 49% 18% 33% 54% 41% 31%

New Coty ($9.0Bn) 2 - By Channel

Coty Professional Beauty($0.3Bn)7Coty Professional Beauty($0.3Bn)718%49%33% ‘49%18%49%33% ‘49%Coty

Notes:

(1) Coty revenues are pro forma for annualized Hypermarcas Beauty Business revenues

(2) “New Coty” refers to the combination of existing Coty, annualized Hypermarcas Beauty Business revenues and acquired P&G Beauty Brands

(3) Europe includes Western Europe, Eastern Europe, and Russia

(4)ALMEA reflects the rest of the world outside of North America and Europe

(5) Coty consumer Beauty includes mass fragrances, body care, color cosmetics excluding OPI, retail hair color, and the Hypermarcas Beauty Business

(6)Coty Luxury includes prestige fragrances and prestige skin care and sun care

(7)Coty professional Beauty reflects the Salon Hair business and OPI

Iconic Portfolio of Leading Brands

Each of the three divisions will be anchored in major brands

Coty Luxury	Coty Consumer Beauty	Coty Professional Beauty
Calvin Klein	COVERGIRL	Wella Professionals
Hugo Boss	Rimmel London	O·P·I
Gucci	Max Factor	Sebastian Professional
philosophy	Sally Hansen	System Professional
Marc Jacobs	Bourjois Paris	Clairol Professional
Chloé	Clairol Nice'n Easy	Nioxin
JOOP!	Wella Koleston	Londa Professional
Jil Sander	adidas	Sassoon Professional
Bottega Veneta		
Miu Miu		
Tiffany & Co.		
Pro Forma FY2016 Revenue: $3.0Bn	Pro Forma FY2016 Revenue: $4.4Bn (1)	Pro Forma FY2016 Revenue: $1.6Bn

Note:
(1) New Coty Consumer Beauty division includes mass fragrances, body care, color cosmetics excluding OPI, retail hair color, and the Hypermarcas Beauty Business

COTY

11

MIU MIU

OPI

Financial benefits

Rimmel get the London lock

Opportunity to Drive Substantial Synergies

Total potential cost savings of approximately $750MM 1 or 16%1 of acquired revenues, composed of the following:

Initial synergies, reflecting P&G costs that will not transfer, of approximately $350MM

Incremental cost synergies, to be recognized over 4 years, of approximately $400MM, driven by procurement savings, supply chain savings, and SG&A reductions

Total $750MM synergies expected to be cumulatively phased as follows:

[GRAPHIC APPEARS HERE]

Year 4

Operating costs associated with the transaction of ~$1.2Bn, which will be excluded from adjusted results, of which 90% will be cash costs

~75% of one-time costs driven by synergies and integration

~25% related to the carve-out and RMT deal structure

Approximately 75% of one-time costs incurred through FY18

Note:

(1) Potential cost savings and percentage of acquired revenues in constant currency

Year 1 Year 2 Year 3 ~100% ~40% ~70% ~85%

COTY

Combination Drives Strong Margin Enhancement

Adjusted Operating Profit Margins (%)

14.3 ~5.3 ~19.6 16-18 Standalone coty fy16 adj . operating margin(1)

Pf impact of transaction(2)

Pro forma coty adj. Operating margin in year 4 Top peers (3)

P&G Beauty Brands will enhance the margin

profile of New Coty from Day 1

P&G Beauty Brands, supported by the total expected synergies, expected to add ~500- 600 bps to the Coty stand-alone operating profit margins over a 4-year period, making Coty an industry leader

Base operating profit margin contribution of the transaction only, does not include:

Any underlying growth in the combined business

Anticipated portfolio rationalization

Notes:

(1) Based on adjusted operating income as reported in Coty’s FY2016 10-K

(2) Includes P&G Beauty Brands FY16 earnings contribution, excluding the earnings contribution from Dolce & Gabbana and Christina Aguilera, which will not be transferring to Coty. Excludes purchase price accounting related amortization and existing amortization. Includes approximately $750MM of run-rate constant currency synergies by the end of the fourth year of integration

(3) Full year operating margin reported by beauty peers, estee lauder (fiscal 2016) and L’oreal (calendar 2015), excluding reported amortization

COTY

Significant Combined Earnings Power

Pro Forma Adjusted EPS Accretion ($ / Share)



1.37
1.05
Adjustment to Exclude One Time Tax Settlement Benefit of $113M
~(0.61)
~1.09
~1.53
Total Impact of Transaction: ~$0.48 Accretion
Coty FY16 New Adj. EPS (1)
Impact of Share Issuance, Transaction Interest Expense (2)
PF Impact of Transaction (3)
Adj. Coty Pro Forma EPS in Year 4

- P&G Beauty Brands, including anticipated synergies, to drive ~$0.48 adjusted EPS accretion through Year 4
- Base EPS contribution of the transaction only, *does not include*:
  - Any underlying growth in the combined business
  - Anticipated portfolio rationalization

Notes:

(1) Adjusted EPS as defined by Coty; $1.05 EPS baseline excludes the $0.32 adjusted EPS contribution from the one-time tax settlement in 1Q FY16 of $113M

(2) Based on assumed debt of ~$1.8Bn (including Transaction adjustments). Excludes purchase price accounting related amortization, operating expenses to achieve synergies and Transaction expenses

(3) P&G Beauty Brands' FY16 earnings contribution excludes the impact of Dolce & Gabbana and Christina Aguilera, which will not be transferring to Coty. Excludes the tax affected impact of P&G Beauty Brands existing amortization. Includes approximately $750MM of run-rate constant currency synergies by the end of the fourth year of integration

COTY

15

Attractive Cash Flow and Return of Capital

Cash Flow

- Anticipated ongoing pro forma free cash flow as presented below
- Retained free cash flow is net of the impact of one-time items in the initial years:
  - One-time capex of ~$500MM to build the infrastructure of New Coty, which will be ~90% incurred through FY18
  - Costs associated with the transaction of ~$1.2Bn expected to be incurred through FY20, of which ~90% will be cash costs
  - Working capital benefit of ~$500MM over four years, ~70% to be realized through FY18

Pro Forma Free Cash Flow, Net of One-Time Items


$800-900M
~25%
FY17
$900-1,000M
~90%
FY18
$1,000-1,100M
~90%
FY19
$1,100-1,200M
~100%
FY20
Retained Free Cash Flow Net of One-Time Cash Outflows
Net One-time Cash Outflows [1]

Total pro forma free cash flow per annum; *reflects tax-affected synergy benefits, but excludes any underlying growth in the business*

Capital Structure / Return of Capital

- Combined business, at close, to have moderate pro forma leverage of approximately 3.5x net debt / adjusted EBITDA
- Increase in annualized dividend to $0.50 per share expected post closing
- Combined business is expected to have strategic and financial flexibility

Note:
(1) Reflects the net impact of one-time cash operating expenditures, one-time capital expenditures, and net working capital benefits

COTY

16

Bourjois rimmel

Well-positioned for growth

A More Competitive Ambition

MISSION

Strive to become over time a Global Industry Leader by being a Clear Challenger in Beauty, delighting our consumers and creating long term shareholder value.

COTY

A More Focused Organization

Much closer to the customers & consumers

Intensely focused on very few categories

Intensely focused on customers & few channels

A clear power-shift back to the frontline: the country

Very lean & cost efficient

Staffed with the best of all worlds talent

Heavily incentivized to drive growth

COTY

Step Change the Pace of Innovation

Superior Consumer Innovation Creative and Original Product Presentation

RIMMEL Volume Colorist

Sally Hansen Miracle Gel

Bourjois Rouge Velvet Lipstick

Marc Jacobs Decadence

Miu Miu Fragrance

Cover Girl Katy Kat Matte Lip Color

Philosophy Miracle Worker Overnight Peel

Wella Koleston Perfect INNOSENSE

Calvin Klein Gold

Marc Jacobs Daisy Dream

COTY

Step Change the Level of Digital Engagement with Consumers

Goal is to develop highly engaging digital content delivered at best-in-class costs (CPMs or cost per impression)

New Dedicated External Resource

Recent acquisition of Beamly, a digital media agency, with superior digital content screening and distribution capabilities

New Corporate & Divisional Resources

New digital experts embedded in brand teams developing digital marketing content & innovation paired with corporate digital media strategy, planning & buying experts

New Local Resources

Digital experts in key markets leveraging their market knowledge into country specific actions (local media buying, relationship with local agencies, social media management)

COTY

Implement the Perfect Store for Our Categories & Brands

Coty to improve in-store execution and capture value through:

Perfect Store: Maximize the category by creating shared standards with the retailer for the perfect store to maximize the consumer experience

Category Management: The global and local trade-marketing and category management departments will be re-organized and enhanced in order to provide best-in-class category expertise

Deeper Shopper Insight: Strong investment in expertise on global shopper behaviors and trends, coupled with insight into local consumer preferences

Coty

New Mergers & Acquisitions / Divestitures

Continually evaluating potential acquisitions to increase Coty’s exposure to higher market growth pools to help close the growth gap to best-in-class competitors

BOURJOIS

PARIS

hyper marcas

Beauty Beamly Rationalize current portfolio (up to 8% of combined company net revenues to be divested or terminated)

COTY

Strong Management Team with Highly Relevant Experience [1]

	Bart Becht (Current Interim CEO and Chairman)	Patrice de Talhouët (CFO)	Camillo Pane (Chief Growth Officer and CEO designate)	Edgar Huber (President, Coty Luxury)	Esi Eggleston Bracey (President, Coty Consumer Beauty)	Sylvie Moreau (President, Coty Professional Beauty)	Ralph Macchio (Chief Scientific Officer)	Mario Reis (Chief Supply Officer)	Jules Kaufman (Chief Legal Officer and Secretary)	Sebastien Froidefond (Chief Human Resources Officer)
Operational Experience	COTY (2 years) (33 years)	COTY (3 years) MARS (7 years) Alcatel-Lucent (12 years)	COTY (1 year) (19 years)	COTY (1 year) LANDS' END (4 years) Juicy Couture (3 years) L'ORÉAL (16 years)	P&G (25 years)	P&G (22 years)	COTY (24 years) REVLON (12 years)	COTY (2 years) DANONE (16 years) MARS (5 years)	COTY (8 years) Colgate (18 years)	COTY (1 year) SANOFI (13 years) BOUYGUES (7 years)
M&A Experience	Reckitt Benckiser Merger Boots Healthcare Adams Respiratory Therapeutics Mondelēz International DE Master Blenders Keurig Green Mountain hypermarcas	Alcatel-Lucent Merger Bourjois Paris hypermarcas	Boots Healthcare Adams Respiratory Therapeutics SSL International plc Schiff Nutrition International hypermarcas	Kiehl's Since 1851 Yves Saint Laurent Beauté Viktor & Rolf shu uemura hypermarcas	Coast Clearasil Noxzema Divestitures	NIOXIN	Unilever Cosmetics philosophy O·P·I Sally Hansen Bourjois Paris hypermarcas	Numico UB United Biscuits Clover Carve-out hypermarcas	philosophy O·P·I Manhattan Bourjois Paris hypermarcas	Bouygues sanofi aventis genzyme Merial Chattem hypermarcas

Note:
(1) *Roles go into effect upon the close of the Transaction*

COTY

24

Management Team Strongly Incentivized to Drive Shareholder Value

Classic base – bonus – Long Term Incentive compensation structure with two major components:

Bonus focused on driving profitable & highly cash generative growth

Revenue growth

Profit Growth

Cash Conversion

Incentives for management to acquire & hold their personal wealth in Coty Stock:

Executive Committee members expected to hold between $1.8M and $5M in Coty Stock

Top 80 leaders individually expected to hold up to $1M in Coty Stock

COTY

Coty Investment Highlights

1

2

3

4

5

Beauty is a Very Attractive Industry with Strong Growth, Margins, and Cash Flow Generation

The Merger Creates a Pure-Play New Challenger in Beauty with ~$9.0B in Net Revenues

Merger Synergies Expected to Materially Enhance Coty’s Strong Margins and Cash Flow Generation

The New Coty is Well-Positioned to Both Drive Organic Growth and Participate in Other Acquisition Opportunities

A Strong Management Team with Relevant Experience and Heavily Invested in Coty

COTY

Appendix O.P.I

Sally Hansen

COTY

RIMMEL LONDON

Revenue Bridges for P&G Beauty Brands

Fiscal Year 2015 Revenue Bridge for P&G Beauty Brands

Fiscal Year 2016 Revenue Bridge for P&G Beauty Brands

$MM                6,000                 5,000                4,000

(84) 5,434                5,518                FY2015 S-4 P&G Beauty Net Sales                FY2015 P&G Beauty Adjusted Net Sales                P&G Divested Brands                (1)                Excluded                 Brands (2)                FY2015 Acquired Net Sales                (586)                4,848

-80% of impact from FY2015 attributable to FX                $MM                6,000                 5,000                4,000                 4,405                4,911                (506)

4,765 360

FY2016 S-4 P&G Beauty Net Sales

Excluded

Brands (2)

3,000 FY2016 Acquired Net Sales

FY2016 FX Impact

FY2016 Constant Currency Acquired Net Sales

Notes:

(1) Includes Divested Brands that were included in P&G Beauty Brands’ financial results, but were never intended to be part of the Transaction (Laura Biagiotti, Puma, Rochas, Giorgio Beverly Hills and Naomi

(2) Reflects Dolce & Gabbana and Christina Aguilera fragrance licenses which will not transfer to Coty

COTY

EBITDA Bridges for P&G Beauty Brands

Fiscal Year 2015 EBITDA Bridge for P&G Beauty Brands



$MM
1,500
750
0
634
345
102
~1,081
(~130)
~950
FY2015 P&G Beauty S-4 EBITDA
Non-Transferred Costs and Adjustments (1)
Depreciation Accounting Reclass (2)
FY2015 P&G Beauty Adjusted EBITDA
D&G and Christina Aguilera Brand Contribution
FY2015 Acquired EBITDA

Fiscal Year 2016 EBITDA Bridge for P&G Beauty Brands



$MM
1,500
750
0
~65% of impact from FY2015 attributable to FX
319
555
102
~970
(~120)
~850
66
~915
FY2016 P&G Beauty S-4 EBITDA
Non-Transferred Costs and Adjustments (3)
Depreciation Accounting Reclass (2)
FY2016 P&G Beauty Adjusted EBITDA
D&G and Christina Aguilera Brand Contribution
FY2016 Acquired EBITDA
FY2016 FX Impact
FY2016 Acquired Constant Currency EBITDA

Notes:

(1) Includes non-transferred costs and the Divested Brands, in addition to a range of P&G miscellaneous adjustments, including restructuring and one-time costs, fixture adjustments, etc.

(2) Reflects an accounting difference between P&G and New Coty, which will result in certain P&G Beauty Brands SG&A expenses being reclassified as depreciation

(3) Includes non-transferred costs, transition costs and fees, impairment of intangible assets and other one-time items

29

P&G Beauty Brands Performance

Fiscal Year 2016 Net Sales Drivers—Total



$MM
6,000
5,000
4,000
3,000
5,518
(2)%
(2)%
(7)%
4,911
FY15 Net Sales as Reported
Organic Growth for Acquired Brands (1)
Impact of Excluded and Divested Brands (2)
Foreign Exchange
FY16 Net Sales as Reported

Notes:
(1) Reflects 41 brands to be acquired by Coty (excludes brands not transferring, Dolce & Gabbana and Christina Aguilera)
(2) Reflects Divested Brands which were never intended to be part of the Transactions (Laura Biagiotti, Puma, Rochas, Giorgio Beverly Hills and Naomi Campbell) and Excluded Brands (Dolce & Gabbana and Christina Aguilera)

COTY

30

P&G Beauty Brands Performance: Fine Fragrances

Fiscal Year 2016 Net Sales Drivers—Fine Fragrances



$MM
2,500
1,500
500
1,993
1%
(6)%
(7)%
1,749
FY15 Net Sales as Reported
Organic Growth for Acquired Brands (1)
Impact of Excluded and Divested Brands (2)
Foreign Exchange
FY16 Net Sales as Reported

Notes:

(1) Reflects the 10 fragrances brands transferring to Coty (excludes brands not transferring, Dolce & Gabbana and Christina Aguilera)

(2) Reflects Divested Brands which were never intended to be part of the Transaction (Laura Biagiotti, Puma, Rochas, Giorgio Beverly Hills and Naomi Campbell) and Excluded Brands (Dolce & Gabbana and Christina Aguilera)

COTY

31

P&G Beauty Brands Performance: Retail Hair & Cosmetics

Fiscal Year 2016 Net Sales Drivers—Retail Hair & Cosmetics

$MM 2,500

1,500

500

2,119

(7)%

(7)%

1,826

Organic Growth

COTY

FY15 Net Sales as Reported

Foreign Exchange

FY15 Net Sales as Reported

P&G Beauty Brands Performance: Salon Professional

Fiscal Year 2016 Net Sales Drivers—Salon Professional

$MM

2,000

1,000

0

1,406

3%

(8)%

1,336

FY15 Net Sales as Reported    Organic Growth Foreign Exchange FY16 Net Sales as Reported

COTY

COTY